United States securities and exchange commission logo





                 April 6, 2021

       Xiaowu He
       Chief Executive Officer
       Scienjoy Holding Corp.
       3rd Floor, JIA No.34, Shenggu Nanli
       Chaoyang District, Beijing 100029
       China

                                                        Re: Scienjoy Holding
Corp.
                                                            Registration
Statement on Form F-1
                                                            File No. 333-254818
                                                            Filed March 29,
2021

       Dear Mr. He:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Edwin Kim, Attorney-Advisor, at (202) 551-3297 at Jan Woo, Legal
       Branch Chief, (202) 551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Lan Lou, Esq.